SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2003
                             _______________________

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  [X]    Form 20-F         [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated June 9, 2003.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated September 2, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ELBIT MEDICAL IMAGING LTD.
                                  (Registrant)


                                  By: /s/ Shimon Yitzhaki
                                      ------------------------------------------
                                      Name: Shimon Yitzhaki
                                      Title: President

Dated: September 4, 2003

                                  EXHIBIT INDEX


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated June 9, 2003.

    2.                     Press release dated September 2, 2003.

                                    EXHIBIT 1
                                    ---------

Elbit Medical Imaging Ltd. Announces First Quarter 2003 Results
---------------------------------------------------------------

TEL AVIV, Israel, June 9 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News; "EMI" or the "Company") today announced its consolidated results for the quarter ended March 31, 2003.

Income for the first quarter of 2003 increased 24% to NIS 118.4 million ($25.3 million), compared to income of NIS 95.5 million in the corresponding period last year.

Gross profit for the first quarter of 2003 increased 53% to NIS 37.0 million ($7.9 million), compared to a gross profit of NIS 24.1 million in the corresponding period last year.

Details of the breakdown of income by sectors of activity are presented in the following table (in NIS millions):

                                First quarter of year:             Year:

                             2003     %        2002     %       2002      %

From the operation
 of commercial centers        74.8    63       52.5    55       287.4    57
From the operation
 and management
 of hotels                    40.1    34       42.1    44       212.3    42
From leasing fees
 and other                     3.5     3       --       1         1.6     1
Total income                 118.4   100       95.5   100       501.2   100

Details of the breakdown of gross profit by sectors of activity are presented in the following table (in NIS millions):

                                First quarter of year:             Year:

                             2003     %        2002     %       2002      %

From the operation of
 commercial centers          35.2    47        25.4     48       133.3   46
From the operation and
 management of hotels        (1.0)   --       (1.4)     --        13.4    6
From leasing fees
 and other                    2.8                        0.1       0.1   7.7
Total income                 37.0    31       24.1      25.2     146.8   29.3

The percentages of gross profit in the above table refer to the total income of each respective sector.

The growth in income and gross profit in the reported period is due mainly to the inclusion of operations of: a commercial center, which was opened towards the end of the second quarter of 2002; four additional entertainment and commercial centers in Hungary and two entertainment and commercial centers in Poland, most of which were opened at the end of 2001; and three additional entertainment and commercial centers that were acquired on February 25, 2002.

During the first quarter, the global hotel industry was affected as a result of the war in Iraq, which led to a considerable reduction in income for the hotel, tourism and leisure industries. In addition, the Bucuresti Hotel in Romania was closed for renovations since the beginning of the year.

In January 2003, a subsidiary of Elscint entered into an agreement with one of the leading international companies in the field of hotel management and operation, under which a hotel owned by it was leased for a period of 25 years for a graded annual sum to be paid quarterly in advance. From the fifth year onwards and for the remainder of the rental period, the payment is to be adjusted upwards at the rate of 2.5% each year. The rental payments are secured by a deposit of GBP 2.5 million. The hotel company has been given an option to extend the agreement by two further periods of 15 years each. The results of this activity are shown as a separate item in the financial reports, under Hotel leasing. The operating profit for the reported period deriving from this activity amounted to approximately NIS 2.7 million.

In the reported period, an additional agreement was signed between Gamida (an Elscint investee company) and Teva Pharmaceutical Industries Ltd. ("Teva"), by which Teva has invested a total of $3 million in Gamida against an allocation of 9% of its shares. In addition, Gamida signed another agreement in which Teva was given an option for future cooperation with Gamida, in the context of a technology that Gamida is developing, and subject to the terms agreed between the parties.

Following significant steps taken by the Company towards the end of 2002 to increase efficiency in its activities, administrative and general costs were reduced by 20% compared to the fourth quarter of 2002, representing a reduction of about NIS 5 million ($1.1 million).

Administrative and general costs for the Group for the three months ending March 31, 2003, were NIS 19.4 million ($4.1 million), compared to approximately NIS 19 million in the corresponding period last year. This represents 16.4% of turnover in the reported period compared to 19.9% in the corresponding period last year and 18% for the whole of 2002.

The net financing expenses for the Group in the first quarter were NIS 59.1 million ($12.6 million), compared to a net financing income of about NIS 17.6 million in the corresponding period last year.

The transition to net financing expenses from net financing income by such a significant amount in the reported period was mainly due to a combination of the following factors:

         1. A significant real devaluation of the functional currencies in the Company's P.C. subsidiaries, particularly the Hungarian Forint and the Polish Zloty, in relation to the exchange rates of the currencies that financed the activity of these companies (mainly the EURO), produced considerable rate differential costs (in Hungary 1.7% and in Poland 8.8%).

         2. An increase in the volume of credit balances (particularly in the P.C. subsidiaries) assumed by companies in the Group (mainly during the first quarter of 2002), to fund the growth in investments in entertainment and commercial centers, and a corresponding increase in the costs of credit for this expansion.

         3. A reduction in the liquid assets of members of the Group (mainly Elscint) and in the real rate of yield (following the real revaluation of the rate of the US Dollar to the NIS) that companies in the Group derived from their investments in cash and deposits.

         4. The Company's income from activities arising out of a derivative financial instruments transactions, carried out by the Company's investment department decreased compared to the income derived from this activity in the corresponding period last year.

Financing income in the reported period, however, which derived from changes in the exchange rates of the currencies financing the activities of the parent company (mainly the Dollar -- from the real revaluation of the Dollar by about 2.8% with respect to the NIS), offset part of the net financing expenses.

The current ratio at March 31, 2003, stands at 0.72 compared to 0.53 on December 31, 2002, an improvement of 36%. This improvement principally reflects a reduction of NIS 594 million in short-term obligations.

Profit from regular activities in the reported period was NIS 1.2 million ($0.3 million), compared to a loss from regular activities amounting to about NIS 10.1 million in the corresponding period last year.

The basic net loss per share for the three months ending on March 31, 2003, was NIS 1.68 per share ($0.36).

About Elbit Medical Imaging
---------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

                           ELBIT MEDICAL IMAGING LTD.

                                                                                            Year
                                                      Three months                         ending
                                                         ending                             31st
                                                       31st March                         December

                                            2003         2003           2002                2002
                                         Convenience
                                         translation
                                          US Dollar
                                           000's               NIS 000's                  NIS 000's
                                                              (Unaudited)                 (Audited)
Revenues:
Commercial centers operations              15,975        74,877        52,458               287,368
Hotel operations and management             8,544        40,048        42,071               212,288
Hotel leasing                                 745         3,494            --                    --
Long term projects                             --            --           945                 1,550
                                           25,264       118,419        95,474               501,206
Costs of Revenues:
Commercial centers operations               8,475        39,723        27,057               154,076
Hotel operations and management             8,761        41,063        43,442               198,942
Depreciation of leased hotel                  142           669            --                    --
Long term projects                             --            --           883                 1,430
                                           17,378        81,455        71,382               354,448
Gross profit:                               7,886        36,964        24,092               146,758
Initiation costs of projects                  398         1,868         1,599                17,080
Research & Development expenses, net        1,654         7,753         6,792                29,227
Marketing & Selling expenses                1,434         6,722         6,741                28,813
General & Administrative  expenses          4,145        19,428        19,027                90,049
                                            7,631        35,771        34,159               165,529
Operating loss before financial
 income, net:                                 255         1,193       (10,067)
Financing income (expenses), net          (12,618)      (59,143)       17,560                (5,588)
Operating income (loss) after
 financial income, net:                   (12,363)      (57,950)        7,493               (24,359)
Other Income, (expenses) net                  727         3,410         7,298                 9,762

Income Profit (loss) before taxes on
 income taxes:                            (11,636)      (54,540)       14,791               (14,597)
Income taxes (tax benefit)                 (1,508)       (7,069)        3,427               (22,300)
                                          (10,128)      (47,471)       11,364               (36,897)
Income (loss) after income:
Equity in earnings (losses) of
 investee companies net                    (1,651)       (7,739)           --                (2,985)
Minority interest in results of
 subsidiaries, net                          2,319        10,873          (693)               25,154

Income (loss) from continuing
 operations:                               (9,460)      (44,337)       10,671               (14,728)
Income from discontinued operations,
 net                                        1,423         6,668         3,723                56,238
Net income (loss) for the period:          (8,037)      (37,669)       14,394                41,510

                           ELBIT MEDICAL IMAGING LTD.

                                           Three months
                                            ending 31st                               At 31st
                                              March            At 31st March          December

                                              2003          2003          2002(*)       2002

                                           Convenience
                                           translation
                                            US Dollar
                                               000's             NIS 000's            NIS 000's
                                                                (Unaudited)           (Audited)
Current assets:
Cash and cash equivalents                     33,178       155,506       314,862       217,138
Short term deposits and
 investments                                 144,717       678,282       678,801       697,103
Trade account receivables                     12,213        57,246        50,658        54,725
Receivables and other current
 assets                                       16,558        77,611        76,799        66,839
Inventories                                      519         2,433         3,059         3,176
                                             207,185       971,078     1,124,179     1,038,981
Long term investments and receivables:
Deposits, debentures and long
 term loans and receivables                   72,436       339,506       440,830       357,113
Venture capital investments                       --            --        70,416            --
Investments in investees and
 others                                       20,759        97,301        23,600       103,603
                                              93,195       436,807       534,846       460,716

Hotels, commercial centers and
 other fixed assets                          902,366     4,229,387     3,611,052     4,201,954
Other assets and deferred
 expenses                                     20,744        97,227        66,326        75,006
Assets related to discontinued
 Operations                                    6,636        31,103       163,818       115,023
                                           1,230,126     5,765,602     5,500,221     5,891,680
Current liabilities:
Short term borrowings                        231,087     1,083,098     1,553,996     1,677,007
Trade account payables                        19,062        89,336        88,554        97,896
Payables and other current
 liabilities                                  40,159       188,229       171,853       178,205
                                             290,308     1,360,663     1,814,403     1,953,108
Long term liabilities:
Loans and other long-term
 liabilities                                 592,630     2,777,659     1,947,967     2,234,849
Accrued severance pay                            192           902           322           511
                                             592,822     2,778,561     1,948,289     2,235,360
Liabilities related to
 discontinued operations                      21,406       100,334       219,509       112,992
Minority interest                            104,506       489,821       519,553       499,877
Shareholders' equity                         221,084     1,036,223       998,467     1,090,343
                                           1,230,126     5,765,602     5,500,221     5,891,680

                                    EXHIBIT 2

ELBIT MEDICAL IMAGING LTD. ANNOUNCES SECOND QUARTER 2003 RESULTS

TEL AVIV, ISRAEL - SEPTEMBER 2, 2003 - ELBIT MEDICAL IMAGING LTD. (NASDAQ:
EMITF) ("EMI" or the "Company") today announced its consolidated results for the six month and three month periods ended June 30, 2003.

Revenues for the first half of 2003 totaled approximately NIS 223.7 million ($51.9 million), compared with income of approximately NIS 225.1 million in the corresponding period last year.

Revenues for the second quarter of 2003 totaled approximately NIS 106.9 million ($24.8 million), compared with revenues of approximately NIS 130.9 million in the corresponding period last year.

Gross profit for the first half of 2003 totaled approximately NIS 70.1 million ($16.2 million), compared with a gross profit of approximately NIS 65.3 million in the corresponding period last year.

Gross profit for the second quarter of 2003 totaled approximately NIS 33.6 million ($7.8 million), compared with gross profit of approximately NIS 41.5 million in the corresponding period last year.

Net loss for the six-month period totaled NIS 104.3 million ($24.2 million), in comparison to net profit of NIS 6.5 million in the corresponding period last year.

The loss for the six month period was affected substantially by extraordinary finance expenses due to real changes in the exchange rates of the Company's functional currencies, mainly in Hungary and Poland, in relation to the Euro and Dollar. The effect of these changes resulted in finance expenses of approximately NIS 120 million ($27.8 million).

Net loss for the second quarter of 2003 totaled approximately NIS 67.1 million ($15.6 million), compared with a loss of NIS 7.7 million in the corresponding period last year.

The basic net loss per share for the six months ending June 30, 2003, was NIS
4.67 per share ($1.08).

The basic net loss per share for the three months ending June 30, 2003, was NIS
3.02 per share ($0.7).

In June 2003, a subsidiary of the Company, Insightec - Image Guided Treatment Ltd. ("Insightec") signed an agreement with a Japanese company - Ktec Corporation Inc. (hereinafter: "Ktec") for exclusive distribution rights of the systems produced by Insightec in Japan. This agreement establishes a base of distribution for Insightec's systems for three years, during which Ktec will manage all the regulatory licensing activity, marketing, sales and technical and clinical support for Insightec in Japan.

The agreement sets minimum purchases of 5 systems in the year 2003, 10 systems in the year 2004 and 20 additional systems during the year 2005, at an overall value of approximately $36 million. The agreement further provides that Ktec will furnish bank guarantees to Insightec as security for the fulfillment of its undertakings.

On April 1, an unrelated third party exercised certain warrants for the purchase of an additional 5% of the share capital of Insightec, on a fully diluted basis, for the sum of approximately $3 million. With the exercise of these warrants, the percentage shareholding of Elbit Ultrasound (Netherlands) BV, a wholly owned subsidiary of the Company, in Insightec was reduced to approximately 53.8% fully diluted.

In January, EMI's subsidiary Elscint Ltd. (NYSE:ELT) ("Elscint") entered into a contract with a leading international hotel company to lease a hotel under its ownership for a period of 25 years, for a graduated annual sum to be paid at the beginning of each quarter. Beginning in the fifth year and during the remainder of the rental period, the payment will be revised at an incremental rate of 2.5% each year. The rental payments are guaranteed by a deposit in the amount of (pound)2.5 million. The hotel company was given an option to extend the contract for two additional periods of 15 years each.

In addition, an agreement was signed between Gamida Cell Ltd. ("Gamida") and Teva Pharmaceutical Industries Ltd. ("Teva"), by which Teva invested an amount of $3 million in Gamida in consideration for 9% of the issued and outstanding shares of Gamida (fully diluted). In addition, Gamida signed an agreement with Teva, through which Teva was awarded an option for future cooperation with Gamida, subject to conditions agreed upon by the parties.

The following is a breakdown of the Company's revenue by sectors (in thousands of New Israel Shekels):

--------------------------------------------------------------- ------------------------------------ ---------------------
                                    FOR THE SIX-MONTH                   FOR THE THREE-MONTH            FOR THE YEAR ENDED
                                  PERIOD ENDED 30 JUNE                  PERIOD ENDED 30 JUNE               31 DECEMBER
                          ------------------------------------- ------------------------------------ ---------------------
                             2003       %       2002       %       2003       %      2002       %        2002        %
--------------------------------------------------------------- ------------------------------------ ---------------------
Operating commercial
centers                    137,878     62     122,750     54      63,956     60     70,961      54      283,703     57
--------------------------------------------------------------- ------------------------------------ ---------------------
Hotels operation and
management                  79,477     35     100,860     45      39,940     38     59,326      45      209,580     42
--------------------------------------------------------------- ------------------------------------ ---------------------
Leasing fees etc.            6,414      3       1,530      1       2,965      2        597       1        1,530      1
--------------------------------------------------------------- ------------------------------------ ---------------------
TOTAL REVENUES             223,769    100%    225,140    100%    106,861    100%   130,884     100%     494,813    100%
--------------------------------------------------------------- ------------------------------------ ---------------------

The growth in revenues and gross profit in the six-month reporting period compared to the corresponding period last year derives principally from the inclusion of a new commercial center, which was opened towards the end of second quarter 2002; from operations of six commercial and entertainment centers (4 in Hungary and 2 in Poland) that became operational at the end of 2001; and from the inclusion of three additional commercial and entertainment centers, which were acquired in February 2002.

The reduction of revenue in the hotel industry derives mainly from the lease of a hotel, (for which the results of activities are shown in a separate section as "Income from Leasing Properties," which in previous periods was shown as part of the income turnover from hotel operation and management) and from the closure of a substantial part of the hotel in Bucharest, Romania for renovations.

Net research and development expenses for the Group for the six and three-month periods that ended on June 30, 2003, totaled approximately NIS 19.5 million ($4.5 million) and approximately NIS 11.8 million ($2.7 million) respectively, (net, after deducting participation by the Chief Scientist) in comparison with net research and development expenses of approximately NIS 16.3 million and approximately NIS 9.6 million respectively, during the corresponding periods last year. Net research and development expenses, derive entirely from the subsidiary Insightec.

General and administrative expenses for the Group for the six and three-month periods that ended on June 30, 2003, totaled approximately NIS 38.6 million ($9.0 million) and approximately NIS 19.4 million ($4.5 million) respectively, in comparison with expenses of approximately NIS 39.1 million, and approximately NIS 20.3 million, respectively, for the corresponding periods last year. These expenses represent approximately 17% of the turnover in the reporting period compared to approximately 17.5% in the corresponding period last year and approximately 18% in the year 2002.

Following substantial efficiency programs implemented by the Company, principally in the commercial and entertainment centers sector, toward the end of 2002, general and administrative expenses declined approximately 20%, in comparison to the fourth quarter, which represents a reduction of approximately NIS 5 million on a quarterly basis.

Net finance expenses for the Group for the six and three-month periods that ended on June 30, 2003, totaled approximately NIS 164.7 million ($38.2 million) and approximately NIS 106.3 million ($24.6 million) respectively, in comparison with net finance expenses of approximately NIS 24.8 million and NIS 42.1 million respectively, in the corresponding periods last year.

Finance expenses for the reported period were substantially affected by fluctuations in the exchange rate of the functional currencies of the Company's subsidiary Plaza Centers (Europe) BV (Hungarian Forint and Polish Zloti) in relation to the currencies (principally the Euro) that funded the Company's activities (an effective devaluation in Hungary of 9.3% and in Poland of 10%). The effect of these changes in the exchange rates on the Group's finance expenses totaled approximately NIS 120 million.

ABOUT ELBIT MEDICAL IMAGING

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                     Investor Contact:
Marc Lavine ,Adv.                                    Rachel Levine
Elbit Medical Imaging Ltd.                           the Anne McBride Company
011-972-3-6086011                                    1-212-983-1702
mlavine@europe-israel.com                            rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW

                                                   ELBIT MEDICAL IMAGING LTD.
                                                   ----------------------------------------------------------------
                                                 AT 30TH JUNE               AT 30TH JUNE             AT 31ST DECEMBER
                                                   ---------         ---------------------------         ---------
                                                      2003              2003            2002(*)             2002
                                                   ---------         ---------         ---------         ---------
                                                  CONVENIENCE                  NIS 000'S                 NIS 000'S
                                                 TRANSLATION US
                                                  DOLLAR 000'S
                                                   ----------------------------------------------------------------
                                                                              (UNAUDITED)                (AUDITED)
CURRENT ASSETS
Cash and cash equivalents                             51,772           223,240           252,066           214,369
Short term deposits and investments                   70,867           305,577           696,747           688,210
Trade account receivables                             11,279            48,635            55,684            54,027
Receivables and other current assets                  18,582            80,125            58,840            65,986
Inventories                                              689             2,974             2,977             3,135
                                                   ---------         ---------         ---------         ---------
                                                     153,189           660,551         1,066,314         1,025,727
                                                   ---------         ---------         ---------         ---------
LONG TERM INVESTMENTS AND RECEIVABLES
Deposits, debentures and long term loans
and receivables                                       72,517           312,690           405,554           352,558
Venture capital investments                                -                 -            79,204                 -
Investments in investees and others                   20,264            87,382            25,669           102,282
                                                   ---------         ---------         ---------         ---------
                                                      92,781           400,072           510,427           454,840
                                                   ---------         ---------         ---------         ---------
HOTELS, COMMERCIAL CENTERS AND OTHER FIXED
ASSETS                                               943,193         4,067,051         3,897,889         4,148,352
                                                   ---------         ---------         ---------         ---------
OTHER ASSETS AND DEFERRED EXPENSES                    20,626            88,940            71,031            74,049
                                                   ---------         ---------         ---------         ---------
ASSETS RELATED TO DISCONTINUED OPERATIONS              3,827            16,500           161,419           113,555
                                                   ---------         ---------         ---------         ---------
                                                   1,213,616         5,233,114         5,707,080         5,816,523
                                                   =========         =========         =========         =========

CURRENT LIABILITIES
Short term borrowings                                244,349         1,053,630         1,622,259         1,655,615
Trade account payables                                13,772            59,381           101,118            96,648
Payables and other current liabilities                58,966           254,261           134,527           175,932
                                                   ---------         ---------         ---------         ---------
                                                     317,087         1,367,272         1,857,904         1,928,195
                                                   ---------         ---------         ---------         ---------

LONG TERM LIABILITIES
Loans and other long-term liabilities                567,029         2,445,026         2,067,785         2,206,340
Accrued severance pay                                    211               913               404               504
                                                   ---------         ---------         ---------         ---------
                                                     567,240         2,445,939         2,068,189         2,206,844
                                                   ---------         ---------         ---------         ---------
LIABILITIES RELATED TO DISCONTINUED
OPERATIONS                                            20,970            90,426           192,301           111,550
                                                   ---------         ---------         ---------         ---------
MINORITY INTEREST                                    107,585           463,909           524,321           493,500
                                                   ---------         ---------         ---------         ---------

SHAREHOLDERS' EQUITY                                 200,734           865,568         1,064,365         1,076,434
                                                   ---------         ---------         ---------         ---------
                                                   1,213,616         5,233,114         5,707,080         5,816,523
                                                   =========         =========         =========         =========

                                       ELBIT MEDICAL IMAGING LTD.
                                               SIX MONTHS                   THREE MONTHS             YEAR        SIX MONTHS
                                                 ENDED                         ENDED                 ENDED          ENDED
                                                JUNE 30,                      JUNE 30,             DECEMBER 31,     JUNE 30,
                                          2003          2002(*)          2003          2002(*)        2002           2003
                                        --------        -------        -------        -------        -------        -------
                                                                                                                 CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    -------
                                      (UNAUDITED)     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)     (AUDITED)     (UNAUDITED)
                                        --------        -------        -------        -------        -------        -------
                                                                                                                      US$
                                                                NIS IN THOUSANDS                                  IN THOUSANDS
                                        --------------------------------------------------------------------        -------
(I) REVENUES:
Commercial center operations             137,878        122,750         63,956         70,961        283,703         31,976
Hotel operations                          79,477        100,860         39,940         59,326        209,580         18,431
Property leases                            6,414              -          2,965              -              -          1,487
Long-term projects                             -          1,530              -            597          1,530              -
                                        --------        -------        -------        -------        -------        -------
                                         223,769        225,140        106,861        130,884        494,813         51,894
                                        --------        -------        -------        -------        -------        -------
(II) COSTS:
Commercial center operations              72,742         64,023         33,525         37,311        152,110         16,870
Hotel operations                          79,350         94,375         38,811         51,488        196,404         18,402
Cost of property leases                    1,614              -            954              -              -            374
Long-term projects                             -          1,465              -            594          1,412              -
                                        --------        -------        -------        -------        -------        -------
                                         153,706        159,863         73,290         89,393        349,926         35,646
                                        --------        -------        -------        -------        -------        -------
Gross Profit                              70,063         65,277         33,571         41,491        144,887         16,248
Initiation costs of projects               5,706          5,268          3,862          3,689         16,863          1,323
Research and development
  expenses, net                           19,465         16,335         11,811          9,630         28,854          4,514
Marketing and selling expenses            11,173         13,679          4,537          7,024         28,446          2,591
General and administrative
expenses                                  38,614         39,118         19,434         20,333         89,255          8,955
                                         -------        -------        -------        -------        -------         ------
                                          74,958         74,400         39,644         40,676        163,418         17,383
                                        --------        -------        -------        -------        -------        -------
Operating income (loss)
  before net financing income             (4,895)        (9,123)        (6,073)           815        (18,531)        (1,135)
Financing income (expenses),
  net                                   (164,652)       (24,803)      (106,263)       (42,139)        (5,517)       (38,184)
                                        --------        -------        -------        -------        -------        -------
Operating income (loss)
  after net financing income
  (expenses)                            (169,547)       (33,926)      (112,336)       (41,324)       (24,048)       (39,319)
Other income (expenses), net              24,453         12,808         21,086          5,603          9,638          5,670
                                        --------        -------        -------        -------        -------        -------
Income (loss) before
  taxes on income                       (145,094)       (21,118)       (91,250)       (35,721)       (14,410)       (33,649)
Taxes on income                          (15,532)         1,164         (8,553)        (2,219)        22,016         (3,602)
                                        --------        -------        -------        -------        -------        -------
Income (loss) after
  taxes on income                       (129,562)       (22,282)       (82,697)       (33,502)       (36,426)       (30,047)
Equity in losses of investee
 Companies, net                          (12,821)             -         (5,181)             -         (2,947)        (2,973)
Minority-interest in losses
 (income) of subsidiaries, net            27,914          6,681         17,180          7,365         24,833          6,473
                                        --------        -------        -------        -------        -------        -------
Income (loss) from continuing
  operations                            (114,469)       (15,601)       (70,698)       (26,137)       (14,540)       (26,547)
Loss from discontinued
  operations, net                         10,154         22,107          3,571         18,432         55,521          2,356
                                        --------        -------        -------        -------        -------        -------
Net income (loss) for the period        (104,315)         6,506        (67,127)        (7,705)        40,981        (24,191)
                                        ========        =======        =======        =======        =======        =======

Earnings (loss) per share
   - (in NIS)
   From continuing operations              (5.12)          (0.7)         (3.17)         (1.19)         (0.65)         (1.19)
   From discontinued operations             0.45           0.99           0.15           0.84           2.48           0.11
                                        ========        =======        =======        =======        =======        =======
   Net earnings (loss) per share           (4.67)          0.29          (3.02)         (0.35)          1.83          (1.08
                                        ========        =======        =======        =======        =======        =======
   Diluted earnings per share              (4.67)          0.28          (3.02)         (0.41)          1.74          (1.08)
                                        ========        =======        =======        =======        =======        =======
Basic weighted average number of
  shares (in thousands)                   22,337         22,337         22,337         22,337         22,337         22,337
                                        ========        =======        =======        =======        =======        =======
Diluted weighted average number of
  shares (in thousands)                   22,337         22,887         22,337         22,887         22,887         22,337
                                        ========        =======        =======        =======        =======        =======


(*) Reclassified